UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ 02.558.157/0001-62 – NIRE 35.3.0015881-4

MINUTES OF THE 497th MEETING OF THE BOARD OF DIRECTORS OF
TELEFÓNICA BRASIL S.A., HELD ON JULY 10, 2025

1. DATE, TIME AND VENUE: On July 10, 2025, at 10:30 a.m. (São Paulo local time), held virtually, as provided by Article 19, paragraph 1, of the Internal Regulations of the Board of Directors and Technical and Advisory Committees of Telefônica Brasil S.A. (“Company”).

2. CALL NOTICE AND ATTENDANCE: The call notice was made in accordance with the Company’s Bylaws. The members of the Company’s Board of Directors who subscribe these minutes were present, thus establishing quorum under the Bylaws for the installation of the meeting. The Board Members Mr. Jordi Gual Solé, Mr. Marc Xirau Trias, and Mr. Francisco Javier de Paz Mancho were represented by the Chairman of the Board, Mr. Eduardo Navarro de Carvalho, by proxy. Also present were the Chief Financial and Investor Relations Officer, Mr. David Melcon Sanchez-Friera; the Chief Strategy and Regulatory Officer, Mr. Ricardo Guillermo Hobbs; and the General Secretary and Chief Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, acting as Secretary of the Meeting.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira – Secretary of the Meeting.

4. AGENDA AND RESOLUTION: The members of the Company’s Board of Directors reviewed a proposed transaction involving the execution of a Share Purchase Agreement between the Company, Caisse de dépôt et placement du Québec (“La Caisse”) and Fibre Brasil Participações S.A. (“Fibre Brasil” and, together with La Caisse the “La Caisse Group”), which sets forth the terms and conditions for the acquisition by the Company of all shares issued by Fibrasil Infraestrutura e Fibra Ótica S.A. (“Fibrasil”) held by the La Caisse Group, representing 50% of Fibrasil’s share capital, as well as a subscription bonus issued by Fibrasil (“Transaction”).

The Transaction is subject to the fulfillment of certain customary precedent conditions for this type of operation, including prior approval by the Administrative Council for Economic Defense – CADE and the National Telecommunications Agency – ANATEL, as well as, if applicable, submission to the Company’s General Shareholders’ Meeting, pursuant to Article 256 of Law No. 6,404, dated December 15, 1976.

If the Transaction is completed, the Company will own shares representing 75.01% of Fibrasil’s total capital stock, while Telefónica Infra S.L. Unipersonal will retain a 24.99% stake.

The purchase price of the Transaction will be R$850,000,000.00, to be paid in a single installment by the Company to the La Caisse Group on the closing date of the Transaction. If the closing occurs more than 90 days after the SPA signing date, the CDI rate (Interbank Deposit Certificate) will apply, calculated on a pro rata die basis.

In this regard, the members of the Company’s Board of Directors present at the Meeting discussed as follows:

4.1. Approval of the terms and conditions of the Transaction, including the signing of the SPA

The members of the Board of Directors unanimously and without reservations approved the terms and conditions of the Transaction, consisting of the acquisition by the Company, through the execution of the SPA, of all shares issued by Fibrasil held by the La Caisse Group, representing 50% of Fibrasil’s share capital, as well as the subscription bonus issued by Fibrasil.

4.2. Authorization for the Company’s Officers to take all necessary actions to implement the Transaction

Finally, the Board of Directors authorized the Company’s Officers to take all necessary measures and perform all acts required to implement the Transaction, including the execution of (i) the SPA between the Company and the La Caisse Group; and (ii) all other contracts and documents necessary for the implementation of the Transaction.

5. CLOSING: There being no further business to discuss, the Chairman of the Board of Directors declared the meeting adjourned and these minutes were drawn up. São Paulo, July 10, 2025. (signed) Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Andrea Capelo Pinheiro; Cesar Mascaraque Alonso; Christian Mauad Gebara; Cristina Presz Palmaka de Luca; Denise Soares dos Santos; Francisco Javier de Paz Mancho (represented by Eduardo Navarro de Carvalho by proxy); Gregorio Martínez Garrido; Ignácio Maria Moreno Martínez; Jordi Gual Solé (represented by Eduardo Navarro de Carvalho by proxy); Marc Xirau Trias (represented by Eduardo Navarro de Carvalho by proxy); and Solange Sobral Targa. Secretary of the Meeting: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that these minutes are a faithful copy of the minutes of the 497th Meeting of the Board of Directors of Telefônica Brasil S.A., held on July 10, 2025, drawn up in the Company’s book. This is a free English translation

________________________________________

Breno Rodrigo Pacheco de Oliveira

Secretary of the Meeting

São Paulo, July 10, 2025.

Telefônica Brasil S.A.

Investor Relations

Email: ir.br@telefonica.com

More information available at ri.telefonica.com.br/en

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 10, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director